PASW, Inc.

9453 Alcosta Boulevard,

 San Ramon, California 94583

March 22, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attention: Kathleen Collins, accounting Branch Chief

Re:	PASW, Inc. Item 4.01 Form 8-K Filed March 7, 2006 File no. 000-26895

Dear Ms. Collins:

In response to the Staff’s letter to us dated March 13, 2006, we are filing concurrently herewith Amendment Number 1 to our Form 8-K dated March 7, 2006. The numbering below corresponds to the numbering in the Staff’s letter to us.

Comment #

1.

We have revised the disclosure to indicate the date the former accountant declined to stand for re-election.

2.

We have expanded the disclosure as requested.

3.

We have corrected the typographical error and “dependent” now reads “independent.”

4.

As requested our former accountant has undated their letter to indicate that they agree with the revised Form 8-K disclosures and such revised letter has been filed as an exhibit to the amended Form 8-K.

In addition to the above, we acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (925) 828-0934 with any questions or comments.

Respectfully submitted,

/s/ William E. Sliney

William E. Sliney

President and Chief Financial Officer